UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2026

Commission File Number: 001-42571

INTERCONT (CAYMAN) LIMITED

39 Ocean Drive Singapore

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

Explanatory Note

As previously disclosed, on January 26, 2026, Intercont (Cayman) Limited (the “Company”) held its extraordinary shareholder general meeting (the “Meeting”). At the Meeting, among other resolutions approved, the shareholders of the Company adopted the following resolutions:

(i) to increase the authorized share capital of the Company from US$50,000 divided into 500,000,000 Ordinary Shares of par value US$0.0001 each to US$100,000 divided into 1,000,000,000 Ordinary Shares of par value US$0.0001 each.

This proposal is referred to as the “Share Capital Increase Proposal” or “Proposal No. 1”

(ii) to authorize, establish, and designate two new classes of ordinary shares of US$0.0001 par value each, being the Class A Ordinary Shares and the Class B Ordinary Shares, with each of the Class A Shares and Class B Shares having the rights, obligations and privileges set out in the Second Amended and Restated Memorandum and Articles of Association of the Company as defined below. Both the Class A Ordinary Shares and the Class B Ordinary Shares will have the same rights as the existing ordinary shares except that the Class B Ordinary Shares will have weighted voting rights. Each Class B Ordinary Share shall have thirty (30) votes at a meeting of the shareholders or on any resolution of shareholders whereas each Class A Ordinary Share shall only have one (1) vote. Each outstanding Class B Ordinary Share is convertible at any time after issuance at the option of the holder into one (1) Class A Ordinary Share. The Class A Shares will not be convertible into shares of any other class.

This proposal is referred to as the “New Class of Shares Proposal” or “Proposal No. 2”

(iii)	to redesignate:

(1)	an aggregate 5,164,951 authorized and issued Ordinary Shares, including 908,708 authorized and issued Ordinary Shares held by EASCOR HOLDING LIMITED and 4,256,243 authorised and issued Ordinary Shares held by BEVERLY HOLDING LIMITED, as Class B Shares;

(2)	the remaining 25,319,350 of the authorized and issued Ordinary Shares, as Class A Shares ; and

(3)	969,515,699 of the authorised but unissued Ordinary Shares as Class A Shares.

This proposal is referred to as the “Redesignation Proposal” or “Proposal No. 3”

(iv) regardless whether Proposals No. 1 – No. 3 have been approved and adopted by our shareholders, to pass an ordinary resolutions that, in the event that the closing bid price per listed share of the Company (ticker symbol: NCT) on the NASDAQ Stock Market in the United States of America falls below US$1.00, each of the 1,000,000,000 authorised ordinary shares in the Company of par value of US$0.0001 each (including all issued Class A and Class B Shares and any unissued Class A and Class B Shares) be consolidated at such consolidation ratio and such effective time as the board of Director may determine at their sole discretion within 180 days of obtaining the requisite shareholder approval for the proposed consolidation of shares, provided that the aforesaid consolidation ratio shall be no more than 100:1, with such consolidated shares each having the same rights and being subject to the same restrictions as set out in the Articles.

This proposal is referred to as the “Consolidation of Shares Proposal” or “Proposal No. 4”

(v) to generally update the Amended and Restated Memorandum and Articles of Association (the “Existing Articles”) by amending and restating its Memorandum and Articles in the form attached hereto as Exhibit 99.1 (the “Second Amended and Restated Memorandum and Articles of Association”).

This proposal is referred to as the “Charter Amendment Proposal” or “Proposal No. 5”

The Company expects to file the Second Amended and Restated Memorandum and Articles of Association with the Registrar of the Cayman Islands within fifteen (15) days of the Meeting.

The change from Ordinary Shares to Class A Ordinary Shares will be reflected with the Nasdaq Capital Market. The Company’s Class A Ordinary Shares will continue to trade on the Nasdaq Capital Market under the symbol “NCT” and under the CUSIP Number of G48049103.

EXHIBIT INDEX

Exhibit Number	Description
99.1	Second Amended and Restated Memorandum and Articles of Association

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 26, 2026	Intercont (Cayman) Limited

	By:	/s/ Muchun Zhu
Muchun Zhu
Chief Executive Officer

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